Exhibit 99.2

NiCE Unveils The Agentic AI CX Frontline Report, Delivering
First Quantifiable Evidence of AI-First Customer Experience at Scale

New research reveals how enterprises are moving beyond scripted automation to outcome-driven
Agentic AI, achieving 3x faster deployments, 80%+ containment rates, and double-digit CSAT improvements

Hoboken, N.J., February 12, 2026 – NiCE (Nasdaq: NICE) today announced the release of The Agentic AI CX Frontline, a new research report that provides the industry’s first data-backed look at how large enterprises are deploying Agentic AI in production and realizing measurable business outcomes, including double-digit reductions in cost per contact, containment rates exceeding 80%, and CSAT gains of up to 20%. Based on research with global organizations across industries already running Agentic AI at scale, the report provides concrete evidence of how AI-first customer experience is delivering real-world results today.

As customer experience leaders face rising costs, labor constraints, and increasing customer expectations, the report shows how enterprises are shifting from scripted automation and narrow use cases to goal-driven, autonomous AI systems that can reason, adapt, and act across complex customer journeys.

“This report reflects what we’re already seeing in the real world,” said Philipp Heltewig, Chief AI Officer, NiCE. “NiCE has already deployed Agentic AI at scale across large enterprise customers, supporting millions of interactions in live production environments with measurable improvements in speed, cost, and customer satisfaction. The Agentic AI CX Frontline report captures and benchmarks that reality — moving the conversation from AI potential to AI proven.”

From experimentation to execution
Unlike prior CX research focused on pilots or aspirational roadmaps, The Agentic AI CX Frontline is grounded in live enterprise deployments. The report includes early performance benchmarks across key operational and experience metrics, including cost per contact, containment rates, and customer satisfaction, offering a clear view into how AI-first CX strategies are reshaping the economics of service.

Key findings from the report include:
•	Deployment cycles up to 3x faster, with some enterprises achieving production rollout in weeks rather than months
•	Double-digit reductions in cost per contact, driven by goal-based AI resolution instead of scripted automation
•	Containment rates exceeding 80% for tier-one inquiries, significantly reducing reliance on human agents for routine interactions
•	CSAT improvements of up to 20%, as AI dynamically adapts to intent, context, and sentiment
•	A measurable shift in workforce models, with human agents moving from task execution to higher-value judgment, oversight, and orchestration roles

The report also introduces a strategic framework to help enterprises assess readiness, define adoption stages, and scale Agentic AI responsibly across the contact center.

Setting a new benchmark for AI-first CX
“Agentic AI is not a chatbot upgrade. It is a new operating model for customer experience,” Heltewig added. “The organizations highlighted in this research are not waiting for the future. They are building it, and they are outperforming as a result.”

The Agentic AI CX Frontline is designed for contact center, technology, and innovation leaders seeking practical guidance and validated benchmarks as they move toward AI-first service models. The report is available here.

NiCE will also host an Agentic AI Masterclass series on February 12, 19, and 26, expanding on the research findings and practical lessons from early adopters.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Ryan Gilligan, +1 551 417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Heltewig, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.